The Annual Meeting of the Stockholders of the Fund
was held on October 11, 2001. The following is a
summary of the proposal presented and the total
 number of shares voted:
Proposal:
1. To elect the following Directors:
	Votes in
Favor of	Votes
Against

Joseph J. Kearns   7,210,008				156,273
Michael Nugent	7,209,639				156,642
C. Oscar Morong, Jr.7,209,035				157,246
Vincent R. McLean7,209,087				157,194
Thomas P. Gerrity7,210,839				155,442